



08031909

SECUI ... COMMISSION

...gton, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER

8- 36311

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC

MAY 29 2008

...on, DC

REPORT FOR THE PERIOD BEGINNING _____4/1/07_____ to _____3/31/08_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  · MONETA SECURITIES CORP.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

  15413 Championship Drive

  _____
                    (No. and Street)

Haymarket	Virginia	20169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Mr. Frederick Eliassen   (703) 753-9643

  _____
                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in
this Report*

  Albrecht, Viggiano, Zureck and Company, P. C.

  _____
            (Name – if individual, state last, first, middle name)

25 Suffolk Court	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[   ] Public Accountant
[   ] Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 0 6 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

---

*   Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, _____Frederick Eliassen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Moneta Securities Corp.___, as of _March 31_, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

_____

_____

_____
Signature

_____President_____
Title

Subscribed and sworn to before me this

_28_ day of _may_____ 20_08_

_____
Notary Public

Naima Sindy
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7109762
My Commission Expires
July 31, 2011

This report* contains (check all applicable boxes)

[X]   (a)   Facing page.
[X]   (b)   Statement of Financial Condition.
[X]   (c)   Statement of Income (Loss).
[X]   (d)   Statement of Cash Flows.
[X]   (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X]   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[X]   (g)   Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ]   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ]   (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ]   (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ]   (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]   (l)   An Oath or Affirmation.
[ ]   (m)   A copy of the SIPC Supplemental Report.
[ ]   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X]   (o)   Independent Auditor's Report on Internal Accounting Control.
[ ]   (p)   Schedule of Segregation Requirements and Funds in Segregation—Customers' Regulated Commodity Futures Account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

MONETA SECURITIES CORP.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years ended March 31, 2008 and 2007

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS, BUSINESS ADVISORS AND CONSULTANTS

25 Suffolk Court, Hauppauge, New York 11788
631.434.9500 • Fax 631.434.9518
www.avz.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Moneta Securities Corp.
Haymarket, Virginia

We have audited the accompanying statements of financial condition of Moneta Securities Corp. as of March 31, 2008 and 2007 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moneta Securities Corp. as of March 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 27, 2008

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.
INDEPENDENT MEMBER OF BKR INTERNATIONAL

MONETA SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
March 31, 2008 and 2007

	2008	2007
ASSETS		
Current Assets		
Cash	$ 29,775	$ 15,462
Accounts receivable	-0-	520
Total Current Assets	29,775	15,982
	$ 29,775	$ 15,982
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ 4,085	$ 453
Income taxes payable	1,622	559
Total Current Liabilities	5,707	1,012
Stockholder's Equity		
Capital stock - 200 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid-in capital	7,500	7,500
Retained earnings	11,568	2,470
	24,068	14,970
	$ 29,775	$ 15,982

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF INCOME
Years ended March 31, 2008 and 2007

		2008		2007
Revenues				
Commissions	$	68,412	$	70,397
Expenses				
Commissions		78,000		56,500
Operating expenses		14,620		10,686
		92,620		67,186
Income (Loss) From Operations		(24,208)		3,211
Other Income				
Miscellaneous		35,000		-0-
Interest		28		55
Income Before Provision for Taxes		10,820		3,266
Provision for Taxes		1,722		596
Net Income	$	9,098	$	2,670

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended March 31, 2008 and 2007

	2008				2007
	Capital Stock	Paid-In Capital	Retained Earnings	Total	Total
Balances at Beginning of Year	$ 5,000	$ 7,500	$ 2,470	$ 14,970	$ 12,300
Net Income			9,098	9,098	2,670
Balances at End of Year	$ 5,000	$ 7,500	$ 11,568	$ 24,068	$ 14,970

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
Years ended March 31, 2008 and 2007

2008	2007
None	None

MONETA SECURITIES CORP.
STATEMENTS OF CASH FLOWS
Years ended March 31, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities		
Net Income	$ 9,098	$ 2,670
Adjustments to reconcile net income to net cash provided by operating activities:		
(Decrease) Increase in accounts receivable	520	(520)
Increase in income taxes payable	1,063	459
Increase in accrued payable	3,632	3
Net Cash Provided by Operating Activities	14,313	2,612
Net Increase in Cash	14,313	2,612
Cash at Beginning of Year	15,462	12,850
Cash at End of Year	$ 29,775	$ 15,462
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Income taxes	$ 696	$ 200

See notes to financial statements.

MONETA SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2008 and 2007

Note 1 - Nature of Business

Moneta Securities Corp. (the Corporation) is registered with the National Association of Security Dealers (NASD) as a mutual fund retailer. The Corporation implements investments in connection with the sale of mutual funds and real estate investment trusts. The revenue earned by the Corporation is in the form of commissions received by the respective issuing investment companies.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party Transactions

The stockholder of the Corporation is also a stockholder of Moneta Planning Corp. (MPC). An agreement between the above referenced related parties provides that MPC will absorb substantially all costs for employee services and certain other expenses. During the years ended March 31, 2008 and 2007, various office overhead expenses totaling $6,977 and $6,199 respectively, were allocated to the Corporation.

Note 4 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity of capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2008 and 2007, the Corporation had net capital of $24,068 and $14,970, respectively, which was $19,068 and $9,970, respectively, in excess of its required net capital of $5,000. The Corporation's net capital ratio was .24 to 1 for March 31, 2008 and .07 to 1 for March 31, 2007.

Note 5 - Miscellaneous Income

Miscellaneous income represents monies received from the Financial Industry Regulatory Authority (FINRA). FINRA made payments to small firms upon the merger of the NASD and NYSE Regulatory Bodies.

SUPPLEMENTARY INFORMATION



CERTIFIED PUBLIC ACCOUNTANTS, BUSINESS ADVISORS AND CONSULTANTS

25 Suffolk Court, Hauppauge, New York 11788
631.434.9500 • Fax 631.434.9518
www.avz.com

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION

Board of Directors
Moneta Securities Corp.
Haymarket, Virginia

We have audited the accompanying financial statements of Moneta Securities Corp. for the years ended March 31, 2008 and 2007, and have issued our report thereon dated April 30, 2008. Our audits were made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in the schedules on the following pages are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 27, 2008

MONETA SECURITIES CORP.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Years ended March 31, 2008 and 2007

		2008		2007
Net Capital				
Total stockholder's equity	$	24,068	$	14,970
Net Capital	$	24,068	$	14,970
Aggregate Indebtedness				
Items included in statements of financial condition:				
Accrued expenses	$	4,085	$	912
Income taxes payable		1,622		100
Total Aggregate Indebtedness	$	5,707	$	1,012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

		2008		2007
Minimum net capital required	$	5,000	$	5,000
Excess net capital	$	19,068	$	9,970
Ratio of aggregate indebtedness to net capital		.24 to 1		.07 to 1

Moneta Securities Corp. is in compliance with the exemptive provisions of the Securities Exchange Commission's Rule 15c3-3k(2)(i). The Corporation's business is done strictly on an application basis with the mutual funds and annuity issuing insurance companies.

There is no material difference from the Corporation's computation of net capital (included in part 11A of Form X-17a-5 as of March 31, 2008 and 2007) and the net capital as computed above.

See independent auditors' report on supplementary information.



CERTIFIED PUBLIC ACCOUNTANTS, BUSINESS ADVISORS AND CONSULTANTS

25 Suffolk Court, Hauppauge, New York 11788
631.434.9500 • Fax 631.434.9518
www.avz.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

Board of Directors
Moneta Securities Corp.
Haymarket, Virginia

In planning and performing our audits of the financial statements of Moneta Securities Corp. for the years ended March 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons,

2) Recordation of differences required by rule 17a-13,

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.
INDEPENDENT MEMBER OF BKR INTERNATIONAL

-13-

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 27, 2008

